Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
April 7, 2025
________________________________

NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 15, 2025
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the 2025 annual general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 10:00 a.m. Eastern Daylight Time (EDT) on Thursday, May 15, 2025, at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

The Meeting is being called for the following purposes:

(1)
Re-election of each of Messrs. Nachum (Homi) Shamir, Dr. Vickie R. Driver, David Fox, Shmuel (Milky) Rubinstein, and Stephen T. Wills to the Company’s board of directors, or Board, to serve until the next annual general meeting of shareholders of the Company and until their respective successors are duly appointed and qualified, or until their earlier resignation or removal;

(2)
Reappointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and for the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)
Approval of the renewal for an additional three-year period of an updated version of the compensation policy for the executive officers and directors of the Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(4)	Approval of the payment of an annual cash bonus to the Company’s Chief Executive Officer, Mr. Ofer Gonen, in respect of his performance in 2024.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2024, as previously made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission, or SEC, on March 19, 2025, which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on April 8, 2025.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, under the Companies Law, the approval of each of Proposals 3 and 4 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•  the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•  the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

Descriptions of what constitutes a “controlling” shareholder and a conflict of interest (referred to under the Companies Law as a “personal interest”) are contained in the accompanying proxy statement.

Shareholders are requested to complete, date and sign all enclosed proxy cards and/or voting instruction forms, and to return them promptly in the pre-addressed envelopes. No postage will be required if they are mailed in the United States.

If you are a registered shareholder and will submit your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m., Eastern Daylight Time on May 14, 2025 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 1:00 p.m. Israel time (6:00 a.m. Eastern Daylight Time) on the date of the Meeting. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions are provided in both the enclosed proxy statement and enclosed proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the enclosed instructions on your voting instruction form in order to submit your voting instructions to your broker, trustee or nominee. As an alternative to physically mailing your voting instruction form, you may use it for purposes of submitting your voting instructions online, at www.proxyvote.com.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company as of the record date for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s Israeli offices, 42 Hayarkon St., Yavne 8122745, Israel, Attention: Mr. Yaron Meyer, Executive Vice President, General Counsel and Corporate Secretary, email: yaronm@mediwound.com, no later than April 14, 2025. Pursuant to Section 66(b) of the Companies Law and the Companies Regulations— Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, a shareholder’s proposed additional agenda item related to: (i) the election of a new nominee to our Board or (ii) the removal of a currently serving member of our Board, may only be submitted by a shareholder holding at least 5% of the voting power of our outstanding ordinary shares. To the extent that there are any additional agenda items that the Board determines to add as a result of any such shareholder submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than April 21, 2025, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K, or Form 6-K.

This notice and the enclosed proxy statement, as well as the form of proxy card, for the Meeting, are also being furnished to the SEC as exhibits to a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the “Investor Relations” portion of the Company’s website, at www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on April 30, 2025 at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, during normal business hours, Sunday to Thursday, upon prior coordination with the Company. Our telephone number at our registered office is +972-77-971-4100.

Sincerely, /s/ Nachum Shamir Nachum (Homi) Shamir Chairman of the Board of Directors

- ii -

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of MediWound Ltd. (“us”, “we”, “MediWound”, “the Company” or “our Company”), to be voted at the 2025 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2025 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. Eastern Daylight Time (EDT) on Thursday, May 15, 2025, at Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

This Proxy Statement, the attached Notice of 2025 Annual General Meeting of Shareholders and the enclosed proxy card and/or voting instruction form, are being made available to holders of MediWound ordinary shares, par value 0.07 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about April 10, 2025.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on April 7, 2025, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
Re-election of each of Messrs. Nachum (Homi) Shamir, Dr. Vickie R. Driver, David Fox, Shmuel (Milky) Rubinstein, and Stephen T. Wills, to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
Reappointment of Somekh Chaikin, a member firm of KPMG, as our independent registered public accounting firm for the year ending December 31, 2025, and the additional period until our next annual general meeting of shareholders, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)
Approval of the renewal for an additional three-year period of an updated version of the compensation policy for the executive officers and directors of the Company (the “Compensation Policy”), in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

(4)	Approval of the payment of an annual cash bonus to the Company’s Chief Executive Officer, Mr. Ofer Gonen, in respect of his performance in 2024.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2024, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2025 (the “2024 Form 20-F”), which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On April 1, 2025, we had 10,807,726 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, April 7, 2025, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a shareholder that beneficially holds shares through a bank, broker or other holder of record does not provide voting instructions, and the bank, broker or other record holder votes, on its own, on certain proposals being considered at the Meeting, but does not vote on a particular proposal because it does not have discretionary voting power for that particular item. It is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), the approval of each of Proposals 3 and 4 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company. For purposes of Proposal 4, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

We are not aware of any shareholder that would qualify as a controlling shareholder for purposes of the vote on either of Proposals 3 or 4.

A conflict of interest (referred to under the Companies Law as a “personal interest”) of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer, and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of a proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

Under the Companies Law, any shareholder participating in the vote on Proposals 3 or 4 must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 3 or 4, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 3 or 4 (as applicable). In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote or provide voting instructions by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of the relevant proposal, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of such proposal.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 3 or 4, you should not vote or provide voting instructions by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, and you should instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 3 or 4 (as applicable), but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described below.

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Executive Vice President, General Counsel and Corporate Secretary via fax to +972-77-971-4111 or email to yaronm@mediwound.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 1:00 p.m., Israel time, on May 15, 2025 (the date of the Meeting), or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m., Eastern Daylight Time on May 14, 2025.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to all proposals. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting. You will be deemed to be confirming by way of submission of your proxy card that you are not a controlling shareholder and that you do not possess a conflict of interest in the approval of Proposal 3 or 4 (when submitting your vote on your proxy card on each such proposal); if you cannot provide such a confirmation, please instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your vote on either such proposal.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways: (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you). Your physical voting instruction form must be received by 12:00 p.m., Eastern Daylight Time, on May 14, 2025 in order for your voting instructions to be included in the tally of votes for the Meeting. If you provide your voting instructions online or via telephone, you must submit those instructions by 11:59 p.m., Eastern Daylight Time, on May 14, 2025, in order for them to be included in the tally of votes for the Meeting. Because a beneficial holder is not a shareholder of record, you may not vote your shares in person at the Meeting unless you obtain and submit to us in advance of the Meeting (as described below) a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you owned your shares as of the record date for the Meeting (April 7, 2025).

If no voting instructions are received by the bank, broker or other nominee from you on or before the above dates and times established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to a specific proposal, and the broker, trustee or nominee may not cast a vote with respect to that proposal, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposal. Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters. You will be deemed to be confirming by way of submission of your voting instructions on the physical or electronic voting instruction form, or via the telephone voting procedure, that you are not a controlling shareholder and that you do not possess a conflict of interest in the approval of Proposals 3 or 4 (when submitting your voting instructions on each such proposal); if you cannot provide such a confirmation, please instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your voting instructions.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date and by submitting it prior to the above-described deadline for initially submitting your proxy. In the alternative, you may effectively revoke your proxy by voting in person at the Meeting. If you hold your shares in “street name”, you may change your voting instructions by following the directions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about April 10, 2025. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, (ii) each of our directors and officer individually, and (iii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, which, except as indicated below, is provided as of April 1, 2025, as of which date there were 10,807,726 ordinary shares issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Nachum (Homi) Shamir	*	*
Ofer Gonen	188,730	1.7%
Vickie R. Driver	*	*
David Fox	*	*
Shmuel (Milky) Rubinstein	*	*
Stephen T. Wills	*	*
Shmulik Hess	*	*
Ety Klinger	*	*
Hany Luxenburg	*	*
Yaron Meyer	*	*
Robert Snyder	*	*
All executive officers and directors as a group (11 persons)(1)	588,765	5.4%

Principal Shareholders (who are not Directors or Executive Officers)
Clal Biotechnology Industries Ltd. and affiliates (2)	1,481,521	13.7%
Israel Biotech Fund II, L.P. and affiliates (3)	787,018	7.0%
Deep Insight Limited Partnership and affiliates (4)	686,578	6.1%
Mölnlycke Health Care AB and affiliates (5)	872,093	7.8%
Rosalind Advisors, Inc. and affiliates (6)	791,315	7.2%
Yelin Lapidot Holdings Management Ltd. and affiliates (7)	851,361	7.9%

*	Less than 1%.

(1)
Shares beneficially owned consist of 125,075 ordinary shares held directly or indirectly by such executive officers and directors and 463,690 ordinary shares issuable upon exercise of outstanding options that are currently exercisable or exercisable within 60 days of April 1, 2025.

(2)
Based solely on Schedule 13D/A filed on July 19, 2024, Clal Biotechnology Industries Ltd. (“CBI”) owns directly 308,811 ordinary shares, and may be deemed to share voting and investment power over the 1,172,710 ordinary shares owned directly by Clal Life Sciences L.P. (“CLS”), the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. Each of Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“Access LLC”), Access Industries Management, LLC (“AIM”), Clal Industries Ltd. (“Clal Industries”) and Mr. Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd. The Reporting Persons, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

(3)
Based on information provided by the shareholder, the 787,018 ordinary shares include 408,397 ordinary shares that are issuable upon the exercise of warrants held directly by Israel Biotech Fund II, L.P. (“IBF II”). Israel Biotech Fund GP Partners II, L.P. (“IBF GP”) is the sole general partner of IBF II, and I.B.F Management Ltd. (“IBF Management”) is the sole general partner of IBF GP. IBF GP and IBF Management may be deemed to share voting and dispositive power with respect to the ordinary shares that are beneficially owned by IBF II. The address IBF Management is HaOgen Tower, 4 Oppenheimer St., Rehovot 7670104, Israel and the address of the other reporting persons is 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

(4)
Based on information provided by the shareholder, the 686,578 ordinary shares include 408,397 ordinary shares that are issuable upon the exercise of warrants held directly by Deep Insight Limited Partnership (“Deep Insight”). Deep Insight Fund GP Limited Partnership (“Deep Insight GP LP”) is the sole general partner of Deep Insight, Deep Insight GP Ltd. (“Deep Insight GP Company”) is the sole general partner of Deep Insight GP LP, Deep Insight Management Ltd. (“Deep Insight Management”) is the management company of Deep Insight GP LP and each of Barak Ben-Eliezer and Dr. Eyal Kishon hold 50% of the outstanding shares of Deep Insight GP Company and Deep Insight Management. Deep Insight GP LP, Deep Insight GP Company, Deep Insight Management, Barak Ben-Eliezer and Dr. Eyal Kishon may be deemed to share voting and dispositive power with respect to the Ordinary Shares that are beneficially owned by Deep Insight. Barak Ben-Eliezer and Dr. Eyal Kishon disclaim beneficial ownership of the Ordinary Shares reported by Deep Insight herein. The address of each of the reporting persons is 2 Rachel Imeinu St., Modiin, Israel 7177190.

(5)
Based solely on Schedule 13D filed on July 19, 2024, Mölnlycke Health Care AB (“Mölnlycke”), MHC Sweden AB, Mölnlycke Holding AB, Mölnlycke AB, Rotca AB, Patricia Industries AB, and Investor AB beneficially own an aggregate of 872,093 ordinary shares, and each reporting person has sole voting power and sole dispositive power over these ordinary shares. The address of each of Mölnlycke, MHC Sweden AB, Mölnlycke Holding AB and Mölnlycke AB is Gamlestadsvägen 3C, 415 11, Göteborg, Sweden. The address of each of Rotca AB, Patricia Industries AB and Investor AB is Arsenalsgatan 8C, SE-103 32, Stockholm, Sweden.

(6)
Based solely on Schedule 13G/A filed on February 11, 2025, Rosalind Master Fund L.P. (“RMF”) is the record owner of 628,050 shares of ordinary shares and 163,265 shares of ordinary shares issuable upon exercise of warrants. Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of Rosalind Advisors, Inc. and may be deemed to be the beneficial owner of shares held by RMF. Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF. The reporting persons mentioned above has shared voting power and dispositive power with respect to the shares held by RMF. Notwithstanding the foregoing, Rosalind Advisors, Inc. and Mr. Salamon disclaim beneficial ownership of the shares. The address of RMF is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands, and the address of the rest of the reporting persons is 15 Wellesley Street West, Suite 326, Toronto, Ontario M4Y 0G7 Canada.

(7)
Based solely on Schedule 13G filed on October 1, 2024, 522,645 ordinary shares are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (“Provident Funds”), and 228,098 ordinary shares are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (“Mutual Funds”). Each Provident Funds and Mutual Funds is a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”). Yelin Lapidot Holdings, Mr. Dov Yelin and Mr. Yair Lapidot have shared voting power and shared dispositive power over the ordinary shares held by Provident Funds and Mutual Funds. Notwithstanding the foregoing, each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, Provident Funds and Mutual Funds disclaims beneficial ownership of the ordinary shares. The address of each of the reporting persons is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE
AND COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our 2024 Form 20-F contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to, the year ended December 31, 2024. Item 6.C of our 2024 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2024 Form 20-F— which we incorporate by reference herein— to obtain additional information.

PROPOSAL 1
RE-ELECTION OF DIRECTORS

Background

We currently have a Board that is composed of five directors— Nachum (Homi) Shamir, Vickie R. Driver, David Fox, Shmuel (Milky) Rubinstein and Stephen T. Wills. On December 5, 2022, the Board elected, pursuant to the Companies Law regulations, to exempt our Company from compliance with the (i) requirement to appoint “external directors”, and (ii) the required composition of the audit committee and compensation committees of the Board under the Companies Law. At the time that it made that election, our Board affirmatively determined that we met the conditions for exemption from the external director and board committee composition requirements, including that: (i) we lacked a controlling shareholder; and (ii) a majority of the members of our Board, along with each of the members of the audit and compensation committees of the Board, are independent under the Nasdaq Listing Rules. Our Board has confirmed that determination recently, in the period leading up to the publication of this Proxy Statement.

Each of our directors is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected, or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

The Board has determined that each of Messrs. Shamir, Wills, Fox and Rubinstein, and Dr. Driver, satisfies the independence requirements under the Nasdaq Listing Rules. Therefore, our Board (via all five of its current members) fulfills the Nasdaq majority board independence requirement. In determining that Mr. Wills is an independent director, the Board also considered that while he had the title of Executive Chair of our Board from May 2019 until August 2022, Mr. Wills was not an employee of the Company during that period or at any other time.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications. Each of the five nominees for re-election pursuant to this Proposal 1 has provided the foregoing declaration.

The nominating and governance committee, followed by the Board, cited the following qualifications of the respective nominees as support for the important contributions that we expect them to make to our Company. In keeping with its purpose under its charter, the committee sought to ensure that each of the five director nominees possesses a unique, yet complementary expertise that will continue to contribute to the success of our Company and its operations as a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. The committee and Board noted the reputation and proven track record of our Chairman, Mr. Shamir, as an executive who has built and increased the value of internationally-operating health care companies. Mr. Wills contributes financial expertise, as well management skills, including as having served as executive chairman and interim principal executive officer of a company such as ours in the field of advanced wound care products that was acquired. Dr. Driver is widely known as a key opinion leader in the field of wound care, in which we operate, based on service on committees for large pivotal clinical trials, having authored many publications and abstracts, and given her past employment at Novartis. Mr. Fox is a leader in M&A in the United States with particular expertise in the biotech and pharmaceutical spaces, and he also brings to our Board expertise in corporate governance, critical matters for a Nasdaq-traded company such as ours. Mr. Rubinstein is experienced in pharmaceuticals and biotech, bringing leadership from Trima Pharma and Taro Pharmaceuticals.

We have provided the following more detailed biographical information with respect to each nominee for re-election to the Board, which is based upon the records of the Company and information provided to us by the relevant nominee:

Nachum (Homi) Shamir has served as Chairman of our board of directors since August 2022. Mr. Shamir most recently the Chairman, and Chief Executive Officer of Luminex Corporation from 2014 through its sale to DiaSorin S.p.A.(“DiaSorin”) in 2021. Mr. Shamir continued to serve as President of Luminex after its sale to DiaSorin pursuant to a transition agreement with DiaSorin until June 2022. Additionally, Mr. Shamir has served as President and Chief Executive Officer of Given Imaging from 2006 through its sale to Covidien (now Medtronic) in 2014. Mr. Shamir currently serves on the Board of Directors of Stereotaxis (NYSE: STXS) and SSI Diagnostica, a private-equity owned diagnostics company. Mr. Shamir holds a Bachelor of Science degree from the Hebrew University of Jerusalem and a Master of Public Administration from Harvard University.

Vickie R. Driver has served as a member of our Board since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver has been a Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) since 2014. She has served for 9 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She has just been named to serve as member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high risk population. She has served as an investigator for more than 70 important multi center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation- Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. Since 2015, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine. From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing. Prior thereto, she held various positions at multiple major multidisciplinary Limb Preservation - Wound Healing Centers of Excellence. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

Mr. David Fox has served as a member of our board of directors since April 2020, bringing decades of deal and corporate governance expertise. Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was a partner at Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its governing committee. Mr. Fox is a member of the executive committee and board of directors of the Park Avenue Armory, which enables artists to create and audiences to experience epic, adventurous work while also offering arts education programs at no cost to public school students, and is chairman of the advisory board of New Alternatives for Children, an organization that provides support to families caring for medically fragile children. Mr. Fox is the principal of David Fox & Co. LLC an advisory business and CEO of Bald Productions LLC, a movie and television development and production company. He is also an advisor to Longacre Square Partners, a communications and special situations advisory firm and to Nardello & Co, a global investigations firm. In addition, Mr. Fox serves on the executive committee and the board of governors, and is an honorary fellow, of the Hebrew University, Jerusalem. He holds an LL.B. degree from Jerusalem University, Israel.

Shmuel “Milky” Rubinstein has served as a member of our board since August 2023. Mr. Rubinstein brings a distinguished record of leadership in the pharmaceutical and biotechnology sectors to our board. Currently serving as Chairman of Trima Pharma, Mr. Rubinstein’s expertise extends across various prominent board roles, including Strata Skin Sciences (SSKN), Medison Biotech, and Keystone Dental. Notably, he held the position of CEO at Taro Pharmaceuticals (TARO), overseeing its successful acquisition by SUN Pharma. Mr. Rubinstein’s extensive board engagements also encompass Kamada (KMDA), Exalenz (Acquired by VIVO), and Clal Biotechnology Industries (CBI). With a proven track record, Mr. Rubinstein’s insights are poised to contribute significantly to our company’s strategic direction and growth.

Stephen T. Wills has served as a member of our Board since May 2017, as Chairman of our Board since October 2017 and as Chairman of our board since May 2019. Mr. Wills serves as Chief Financial Officer (since 1997) and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor-specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. Mr. Wills has served on the board of directors of Enzon Pharmaceuticals (OTC: ENZN), positioned as a public company acquisition vehicle, since January 2025. Mr. Wills served on the board of directors of Gamida Cell Ltd., and as chair of the audit committee and a member of the compensation committee, from March 2019 through June 2024, when Gamida was acquired by Highbridge Capital Management. Mr. Wills served as the Chief Financial Officer of Cactus Acquisition Corp, a Special Purpose Acquisition Company (SPAC), from November 2021 until March 2024, when a new Sponsor acquired majority ownership. Mr. Wills served on the board of directors of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve the lives of patients with rare and orphan diseases, and as chair of the audit committee and a member of the compensation committee, from September 2019 through April 2023, when Amryt was acquired by Chiesi Farmaceutici. Mr. Wills served on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school, June 2014 to June 2023, and as its chairperson from June 2018 to June 2023. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company, since March 2016, and as chairperson from December 2016 to December 2019, when PSI Corporation (Talogy) acquired Caliper. Mr. Wills served as executive chairperson and interim principal executive officer of Derma Sciences, Inc., a provider of advanced wound care products, from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Mr. Wills served as the President and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm, from 1991 to 2000.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:

(a)
“RESOLVED, that Mr. Nachum (Homi) Shamir be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(b)
“RESOLVED, that Dr. Vickie R. Driver be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until her successor is duly appointed and qualified, or until her earlier resignation or removal.”

(c)
“RESOLVED, that Mr. David Fox be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(d)
“RESOLVED, that Mr. Shmuel (Milky) Rubinstein be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(e)
“RESOLVED, that Mr. Stephen T. Wills be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election or election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of each of the resolutions included in this Proposal 1.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolutions approving the re-election of each of Messrs. Nachum (Homi) Shamir, David Fox, Shmuel (Milky) Rubinstein and Stephen T. Wills, and Dr. Vickie R. Driver, as members of our Board.

PROPOSAL 2
REAPPOINTMENT OF SOMEKH CHAIKIN AS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Somekh Chaikin, a member firm of KPMG, independent registered public accounting firm, or Somekh Chaikin, has served as our independent registered public accounting firm since its initial appointment on June 15, 2021. Our audit committee and Board have resolved to nominate Somekh Chaikin for reappointment as our independent registered public accounting firm for the year ending December 31, 2025, and for the additional period until the close of our next annual general meeting of shareholders.

Our shareholders are being requested to approve Somekh Chaikin’s reappointment and authorize our Board (with power of delegation to our audit committee) to fix Somekh Chaikin’s compensation in accordance with the volume and nature of its services.

For a summary of the fees for professional services (consisting of audit fees, audit-related fees and tax fees) rendered to us by Somekh Chaikin for the years ended December 31, 2024 and December 31, 2023, please see Item 16C. “Principal Accountant Fees and Services” of our 2024 Form 20-F, which we filed with the SEC on March 19, 2025, which information is incorporated by reference in this Proposal 2.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that (i) Somekh Chaikin, a member firm of KPMG, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and for the additional period until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the reappointment of Somekh Chaikin. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in this Proposal 2.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the reappointment of, and authorizing the board of directors (with power of delegation to the audit committee) to fix the remuneration of, Somekh Chaikin, the Company’s independent registered public accounting firm.

PROPOSAL 3
APPROVAL OF RENEWED COMPENSATION POLICY

Background

As required under the Companies Law, our current Compensation Policy provides the guidelines as to the terms of employment and/or service, and the compensation arrangements, of all of our “office holders”, which, as defined in the Companies Law, includes our executive officers and directors.

The current version of our Compensation Policy went effective as of November 28, 2022 after it was approved by our shareholders at an extraordinary general meeting of shareholders held on November 28, 2022, upon the recommendation of our compensation committee of the Board and the approval and recommendation of our Board. The text of the entire Compensation Policy served as Appendix A to the Proxy Statement for that shareholders meeting.

Under the Companies Law, our Compensation Policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee), followed by our shareholders, are each required to re-approve and re-adopt our Compensation Policy once every three years. Therefore, our current Compensation Policy requires re-adoption by our shareholders on or prior to November 28, 2025.

Our compensation committee and Board reviewed our Compensation Policy during the period leading up to the convening of the Meeting. Based on that review, the compensation committee and the Board determined that each would like to maintain, for an additional three years, the detailed existing compensation arrangements for our office holders, as approved by our shareholders previously and as embedded in the current Compensation Policy, subject to certain modifications, as discussed below. The Board, in turn, based in part on the recommendation of the compensation committee, has reviewed and approved the proposed updated Compensation Policy as well. Each of the compensation committee and the Board recommends that our shareholders approve it at the Meeting. A copy of the renewed Compensation Policy is attached as Appendix A to this Proxy Statement. Text that has been added to, or modified in, the existing Compensation Policy appears as marked text. We urge you to review Appendix A in its entirety for the complete text of the renewed Compensation Policy.

The key proposed substantive updates to our current Compensation Policy, which are reflected in the updated Compensation Policy, are summarized as follows (the sections and/or articles of the updated Compensation Policy in which those updates appear are set forth in brackets):

•
The revised Compensation Policy further clarifies the authorities of the compensation committee with respect to the Compensation Policy, including its right to interpret the provisions and intent of the Compensation Policy in order to ensure its effective implementation [Section 1].

The foregoing description is merely a summary of the notable updates to our Compensation Policy. We urge you to review Appendix A in its entirety for the complete text of the revised Compensation Policy.

If the Compensation Policy, as modified, is not approved by our shareholders in accordance with the required special majority under the Companies Law (as described below in this Proposal 3 under “Required Vote”), our Board may nevertheless approve it, provided that each of the compensation committee and the Board determines, after additional discussions concerning the Compensation Policy, and for specified reasons, that the approval of it is beneficial to our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 3 at the Meeting:

“RESOLVED, that the renewed, updated Compensation Policy of the Company, as set forth in Appendix A to the Proxy Statement, dated April 7, 2025, with respect to the Meeting, as approved by the Board of the Company following the recommendation of its compensation committee, be, and hereby is, approved and adopted in all respects.”

Required Vote

As described above (under “Vote Required for Approval of Each of the Proposals”), the approval of the updated Compensation Policy of the Company requires the affirmative vote of shareholders holding ordinary shares representing a majority of the voting power represented at the Meeting in person or by proxy and voting on Proposal 3. Abstentions and broker non-votes shall not be taken into account in the voting and shall therefore have no effect on the vote. Under the Companies Law, the approval of the updated Compensation Policy furthermore requires that either:

(i) the foregoing ordinary majority includes at least a majority of the voting power of the non-controlling, non-conflicted shareholders (i.e., non-controlling shareholders who also lack a “personal interest”, as defined under the Companies Law, in the approval of the updated Compensation Policy) who are present in person or by proxy and who vote on the proposal; or

(ii) the total votes cast in opposition to the approval of the updated Compensation Policy by the non-controlling, non-conflicted shareholders do not exceed 2% of all of the voting power in our Company.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our renewed Compensation Policy, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote on this Proposal 3 by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of our renewed Compensation Policy pursuant to Proposal 3, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of Proposal 3.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 3, you should not vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, and you should instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of the renewed Compensation Policy under Proposal 3, but will not be counted towards or against the special majority required for approval of this proposal.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the renewed Compensation Policy.

PROPOSAL 4
APPROVAL OF CASH BONUS FOR CEO PERFORMANCE IN 2024

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors, and shareholders (in that order).

Mr. Ofer Gonen has served as our Chief Executive Officer (“CEO”) since July 1, 2022. Prior to serving as our CEO, Mr. Gonen served as the chief executive officer and in several other prior positions at CBI, and has more than 20 years of experience in managing life science investments and business collaborations in both the US and Israel.

Under the terms of Mr. Gonen’s compensation package, as approved by our shareholders at our 2022 annual meeting of shareholders in July 2022, Mr. Gonen may be entitled to an annual bonus that will be approved on an annual basis in accordance with the requirements of the Companies Law, depending on certain criteria determined by the compensation committee and Board on an annual basis.

Upon reviewing his and our performance during 2024 and the various successes that we realized during that time, our compensation committee and Board have determined that Mr. Gonen is deserving of a cash bonus in an amount of approximately $185,000. That bonus amount was determined in accordance with his achievement of specific goals that had been set in advance for Mr. Gonen by the compensation committee and Board. That proposed annual cash bonus has furthermore been determined by our compensation committee and Board to be consistent with both our existing, and our updated, Compensation Policy, as applicable to our CEO.

Both the compensation committee and Board believe that Mr. Gonen earned the proposed cash bonus via his successful performance as our CEO for 2024, and, in particular, due to his achievement of certain R&D, commercial and operations objectives, which had been defined in advance by our compensation committee and Board.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the payment of an annual cash bonus in respect of 2024, in an amount of approximately $185,000, to our Chief Executive Officer, Mr. Ofer Gonen, as described in Proposal 4 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of the annual cash bonus for our CEO is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the annual cash bonus for 2024 for our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

•
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the CEO’s annual cash bonus for 2024 that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the CEO’s annual cash bonus for 2024 does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our CEO’s cash bonus for 2024, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of our CEO’s proposed annual cash bonus pursuant to Proposal 4, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of Proposal 4.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 4, you should not vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, and you should instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 4, but will not be counted towards or against the special majority required for approval of this proposal.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed annual cash bonus for 2024 for our CEO, Mr. Ofer Gonen.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

In addition to the foregoing proposals, which will be voted upon, at the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024, will be presented. The audited consolidated financial statements for the year ended December 31, 2024, are contained within the 2024 Form 20-F (which is available to shareholders through the SEC website, www.sec.gov, and at our Company’s website, www.mediwound.com). Neither of such websites is a part of this Proxy Statement.

PUBLICATION OF MEETING RESULTS

We will publish the results of the Meeting, including the details of the tallies for the votes on the resolution(s) presented as part of the proposals, in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC within four trading days after the Meeting.

ADDITIONAL INFORMATION

The Company’s 2024 Form 20-F, filed with the SEC on March 19, 2025, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to (as applicable) the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Yavne, Israel April 7, 2025	By order of the Board of Directors: /s/ Nachum Shamir Mr. Nachum (Homi) Shamir Chairman of the Board of Directors

APPENDIX A

COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

MEDIWOUND LTD.

 (As adopted by the shareholders on _______ 2025)

A. Compensation Overview

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of MediWound Ltd. (“MediWound” or the “Company”), in accordance with the requirements of the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of MediWound’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance MediWound’s value and otherwise assist MediWound to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to MediWound’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, MediWound’s directors.

This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as MediWound’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of MediWound (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

The Compensation Committee shall administer this Policy. Subject to the terms and conditions of this Policy and any mandatory provisions of applicable law, and in addition to the Compensation Committee’s powers provided elsewhere in this Policy and under the Companies Law, the Compensation Committee shall have full authority in its discretion, from time to time and at any time, to do any of the following:

•	Interpret the Policy: The authority to interpret the provisions and intent of the Policy to ensure its effective implementation.

•	Prescribe, amend, and rescind rules and regulations: The authority to establish, modify, and revoke rules and regulations necessary for carrying out the Policy, as deemed appropriate.

•
Determine necessary or desirable matters: The authority to decide on any other matters necessary or desirable for, or incidental to, the administration of the Policy and any determinations made pursuant thereto.

2.	Objectives

MediWound’s objectives and goals in setting this Policy are to attract, motivate, and retain highly experienced and talented leaders who will contribute to MediWound’s success and enhance shareholder value. This is achieved by fostering a professional, achievement-oriented culture based on merit, rewarding long-term excellent performance, and embedding MediWound’s core values in motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of MediWound’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with MediWound’s short and long-term goals and performance;

2.3.
To provide Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs, and benefits, thereby offering each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the manner in which Executive Officers are compensated.

This Compensation Policy was prepared taking into account the Company’s nature, size and business and financial characteristics.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary (as described in Section 6 below);

3.2.	Benefits (including any of the benefits described in Section 7 below);

3.3.	Cash bonuses (including any bonuses described in Sections 8 through 10 below);

3.4.	Equity-based compensation (as described in Sections 12 and 13 below);

3.5.	Change of control provisions in the event of a Merger/Sale (as described in Section 21 below);

3.6.	Retirement and termination terms (as described in Sections 14 through 16 below); and

3.7.	Exculpation, indemnification, and insurance (as described in Sections 18 and 19 below).

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses, including the annual bonus under Section 9 and Special Bonus, Signing Bonus, and Relocation Bonus under Section 10, and equity-based compensation, which shall be valued based on the fair value on the date of grant and apportioned over the vesting period on a linear basis) in an Executive Officer’s total compensation package in a given fiscal year. The balance between Fixed Compensation and Variable Compensation is intended to, among other things, appropriately incentivize Executive Officers to meet MediWound’s short-term and long-term goals while considering the Company’s need to manage a variety of business risks.

4.2.
The total Variable Compensation of each Director or Executive Officer shall not exceed 90% of the total compensation package (i.e., the total of Variable Compensation plus Fixed Compensation) of such Director or Executive Officer on an annual basis. For the sake of clarity, for purposes of determining the total compensation package in a given fiscal year, additional compensation elements, such as other (non-annual) bonuses under Section 10, adjustment-period compensation, and/or retirement bonuses, granted in accordance with Sections 14 and 15 below, and the value of D&O liability insurance coverage (provided pursuant to Section 19 below), shall be excluded from both Variable Compensation and Fixed Compensation.

4.3.
It should be clarified that the Fixed Compensation may constitute 100% of the total compensation package for an Executive Officer in any year (under circumstances in which a variable component will not be approved for that year and/or in the event of a failure to meet the set goals, if and when determined).

5.	Intra-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, MediWound’s Board and Compensation Committee have examined the ratio between employer costs associated with the engagement of the Executive Officers, including directors, and the average and median employer costs associated with the engagement of MediWound’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in MediWound were examined and will continue to be examined by MediWound from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in MediWound.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows MediWound to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers and is individually determined according to the educational background, prior vocational experience, qualifications, role at the Company, business responsibilities, and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to MediWound’s ability to attract and retain highly skilled professionals, MediWound will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in MediWound’s industry that are similar in their characteristics to MediWound, as much as possible, while considering, among other factors, such companies’ size and characteristics, including their revenues, profitability rate, growth rates, market capitalization, number of employees, and operating arena (in Israel or globally), which all shall be reviewed and approved by the Compensation Committee and Board. To that end, MediWound shall utilize as a reference, comparative market data and practices, which may include, among other tools, a compensation survey that compares and analyzes the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons at other companies in the peer group who are in similar positions (to that of the relevant officer). Such compensation survey may be conducted internally or through an external independent consultant.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. When determining the base salary, the Company may also decide to consider, at the sole discretion of the Compensation Committee and the Board and as required, the prevailing pay levels in the relevant market, the base salary and total compensation package of comparable Executive Officers in the Company, the ratio between the Executive Officer’s compensation package and the salaries of other employees in the Company and specifically the median and average salaries, and the effect that such ratio may have on work relations in the Company. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.
Several of the following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements, provided, however, that any benefits listed below that are discretionary shall be determined in accordance with MediWound's policies and procedures. It should be clarified that the list below is an open list and MediWound (subject to the applicable required approvals) may grant to its Executive Officers other similar, comparable or customary benefits, subject to applicable law and to MediWound’s policies and procedures:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to MediWound’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Medical insurance, in accordance with the practice in peer group companies and applicable law;

7.1.6.
Contribution on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to MediWound’s policies and procedures and the practice in peer group companies (including contributions on bonus payments);

7.1.7.
Contribution on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to MediWound’s policies and procedures and the practice in peer group companies.

7.1.8.	Periodic medical examination;

7.1.9.	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance;

7.1.10.	Travel benefits, including travel insurance;

7.1.11.
Telecommunication and electronic devices and communication expenses, including cellular and land line telephones and other devices, personal computer/laptop, internet, etc. or the value of the use thereof;

7.1.12.	Paid vacation, including, if applicable, the redemption thereof;

7.1.13.	Holiday and special occasion gifts;

7.1.14.	Expense reimbursement, including reimbursement of business travel (including a daily stipend when traveling) and other business related expenses;

7.1.15.	Payments or participation in perquisites;

7.1.16.	COBRA (for US employees);

7.1.17.	Change-of-control provisions;

7.1.18.	Loans or advances (to the extent permitted under applicable law);

7.1.19.	Professional or academic courses or studies;

7.1.20.	Newspaper or online subscriptions;

7.1.21.	Professional membership dues or subscription fees;

7.1.22.	Professional advice or analysis (such as pension, insurance and tax);

7.1.23.	Other benefits generally provided to Company employees (or any applicable affiliate or division); and

7.1.24.	Other benefits or entitlements mandated by applicable law.

7.2.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section Error! Reference source not found. of this Policy (with the necessary changes and adjustments).In the event of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out of pocket, one-time payments, and other ongoing expenses, such as a housing allowance,  a car allowance, home leave visit, etc.

7.3
The benefits that may be provided to Executive Officers under Sections 7.2 and 7.3 shall be determined based on the relevant jurisdiction in which an Executive Officer is employed and the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

C. Cash Bonuses

8	Annual Cash Bonuses - The Objective

8.1
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with MediWound’s objectives and business goals. It introduces a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results (such as the Company’s achievement of goals and/or milestones), in addition to other factors that the Compensation Committee and Board may determine, including individual performance.

8.2
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account MediWound’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum qualitative or quantitative thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. Under special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in MediWound’s business environment, a significant organizational change, a significant corporate event such as a material strategic commercial transaction, investment/fundraising, an M&A event, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year or may modify payouts following the conclusion of the year.

8.3
In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9	Annual Cash Bonuses - The Formula

9.1
The annual cash bonus of MediWound’s Executive Officers will be based on performance objectives determined by the Compensation Committee (and, if required by law, by the Board) and/or (to the extent permitted under the Companies Law) a discretionary evaluation by the CEO of the Executive Officer’s (other than the chief executive officer (the “CEO”)) overall contribution to the Company and/or its affiliates. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, may be based on overall company performance measures, such as receipt of regulatory approvals, attainment of milestones, execution of distribution agreements, meeting the Company’s budget, and financial and operational results, and may further include divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer-focused objectives, project milestones objectives, promotion of strategic targets, promotion of innovation, productivity indices, cost savings, compliance with corporate governance rules and regulatory requirements, and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention, and employee training and leadership programs.

9.2
The annual target cash bonus payable to an Executive Officer (other than the CEO) for a certain year shall be up to six (6) months of such Executive Officer’s base salary for the specific year. The Compensation Committee and the Board will set the target cash annual bonus at the beginning of each calendar year.

9.3
The maximum annual cash bonus, including for overachievement performance, that an Executive Officer (other than the CEO) will be entitled to receive for any given fiscal year, will not exceed 125% of such Executive Officer’s annual base salary.

9.4
The annual cash bonus of MediWound’s CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by MediWound’s Compensation Committee (and, if required by law, by the Board) and will be based on company and personal objectives.

9.5
The less significant part of the annual cash bonus granted to MediWound’s CEO, and in any event not more than 25% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.

9.7	The maximum annual cash bonus (including for overachievement performance) that the CEO will be entitled to receive for any given fiscal year, will not exceed 150% of his or her annual base salary.

10	Special Bonuses

10.1
MediWound may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances or special recognition in case of retirement), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). A Special Bonus payable to an Executive Officer for a certain year shall not exceed 100% of such officer's annual base salary. A Special Bonus, together with any annual bonus paid under Section 9 above, shall not exceed 150% of the Executive Officer’s annual base salary. Additionally, a Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section Error! Reference source not found. below.

10.2
Signing Bonus. MediWound may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the Compensation Committee's discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 50% of the Executive Officer’s annual base salary.

10.3
Relocation/Repatriation Bonus. MediWound may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation Bonus will include customary benefits associated with such relocation, and its monetary value will not exceed 50% of the Executive Officer’s annual base salary.

11	Compensation Recovery (“Clawback”)

11.1
In the event that MediWound is required to prepare an accounting restatement, MediWound shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount by which such compensation exceeded what would have been paid based on the financial statements, as restated, provided that a claim is made by MediWound prior to the third anniversary following the filing of such restated financial statements.

11.2	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1
The equity-based compensation for MediWound’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of MediWound and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2
The equity-based compensation offered by MediWound is intended to be in a form of share options and/or other equity-based awards, such as RSUs, in accordance with the Company’s equity incentive plan(s) as may be updated from time to time.

12.3
All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers (excluding for these purposes non-employee directors) shall vest as follows: 25% of an award shall vest on the first anniversary of the grant date, and 6.25% of the award shall vest at the end of each subsequent three-month period, provided that the Executive Officer remains continuously employed for that quarter, over the course of the following three years of continued employment. Performance-based incentives shall vest upon the Executive Officer achieving measurable performance objectives. The exercise price of options shall be determined in accordance with MediWound’s equity incentive plan(s).

12.4
All other terms of the equity awards shall be in accordance with MediWound’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, including by extending the period of time for which an award is to remain exercisable and making provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed, together with all other Variable Compensation, the percentage of the total compensation package specified in Section 4.2 above.

13.3
The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of MediWound’s ordinary shares on or around the time of the grant or according to acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

14.	Advance Notice Period

14.1
MediWound may provide to an Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of: up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. The foregoing notice period shall not be available to an Executive Officer that has not served at least one year as an Executive Officer of the Company. Such advance notice may or may not be provided in addition to other payments or benefits provided under Sections 15 through 17 below, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to such other payments or benefits, and vice versa.

14.2
During the advance notice period, an Executive Officer will be required to continue performing his/her duties pursuant to his/her agreement with the Company, unless the Company waives the Executive Officer’s services during this period and pays the amount payable in lieu of notice, plus the value of benefits.

15.	Adjustment Period

MediWound may provide to an Executive Officer, based on his/her seniority in the Company, his/her contribution to the Company’s goals and achievements, and the circumstances of retirement, an additional adjustment period of up to six (6) months. During this period, the Executive Officer may be entitled to continue to receive any or all compensation elements, and to continue to vest with respect to his/her equity-based compensation. That maximum six (6) months’ adjustment period is conditioned on the Executive Officer having served in the Company for at least one year.

16.	Additional Retirement and Termination Benefits

MediWound may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws) or which are comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, MediWound may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with MediWound for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Sections 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

MediWound may exempt its directors and Executive Officers, including those affiliated with MediWound's controlling shareholder (if any), in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis MediWound, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1
MediWound may indemnify its directors and Executive Officers, including those affiliated with MediWound's controlling shareholder (if any), to the fullest extent permitted by applicable law, for any liability and expenses that may be imposed on them, as outlined in the indemnity agreement between such individuals and MediWound, subject to applicable law and the Company’s articles of association.

20.2
MediWound will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers, including those affiliated with MediWound's controlling shareholder (if any), in accordance with the following terms:

20.2.1
The insurer's liability limit (i.e., the insurance coverage), including under a Side A DIC (Difference in Conditions) insurance policy, shall not exceed the greater of $40 million or 50% of the Company’s market capitalization value at the time of approval or renewal of the Insurance Policy by the Compensation Committee.

20.2.2
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee (and, if required by law, by the Board), which shall determine that the sums are reasonable, considering MediWound’s exposures, the scope of coverage, and the market conditions, and that the Insurance Policy reflects the current market conditions without materially affecting the Company’s profitability, assets, or liabilities.

20.3
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), MediWound shall be entitled to enter into a “run-off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurer, subject to the following terms:

20.3.1	The premium for the run-off period shall not exceed 300% of the last paid annual premium; and

20.3.2
The “run-off” Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee (and, if required by law, by the Board), which shall determine that the sums are reasonable, considering the Company’s exposures covered under such policy, the scope of coverage, and the market conditions, and that the Insurance Policy reflects the current market conditions without materially affecting the Company’s profitability, assets, or liabilities.

20.4	MediWound may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1	The additional premium for such extension of liability coverage shall not exceed 30% of the last paid annual premium; and

20.4.2
The Insurance Policy, as well as the additional premium, shall be approved by the Compensation Committee (and, if required by law, by the Board), which shall determine that the sums are reasonable, considering the exposures pursuant to such public offering of securities, the scope of coverage, and the market conditions, and that the Insurance Policy reflects the current market conditions without materially affecting the Company’s profitability, assets, or liabilities.

G. Arrangements upon Change of Control

21.
The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1	Acceleration of vesting of outstanding options or other equity-based awards;

21.2
Extension of the exercise period of equity-based grants for MediWound’s Executive Officers for a period of up to one (1) year, in the case of an Executive Officer other than the CEO, and two (2) years, in the case of the CEO, following the date of termination of employment;

21.3
Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy; and

21.4	A cash bonus not to exceed 125% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 175% in case of the CEO.

H. Board of Directors Compensation

22.	The following compensation shall be paid to MediWound's Board members:

22.1
All of MediWound’s non-employee Board members shall be entitled to annual (which may be paid out on a quarterly basis) and per-meeting compensation. Alternatively, MediWound’s Board members may receive only an annual payment (which may be paid out on a quarterly basis) for their services on the Board and additional annual payments for serving on Board committees and as chairperson of the Board or its committees (it is clarified that the payment for the chairpersons would be in lieu of (and not in addition to) the payments referenced above for committee membership), without regard to their participation in meetings of the Board or its committees. A Board member’s annual cash fee (per calendar year) shall not exceed $150,000 plus VAT.

22.2
The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Law Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, including the “relative compensation” track for external directors provided under those regulations.

22.3
Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director, or a director who makes a unique contribution to the Company, such director’s compensation may differ from the compensation of all other directors and may exceed the maximum amount otherwise allowed under this Section 22.

22.4
Each non-employee member of MediWound’s Board may be granted annual equity-based compensation. The maximum equity award annual compensation value on the date of grant for each equity-based compensation shall maintain the ratio between the fixed component and the variable component, as set forth in Section 4.2.

22.5
Unless otherwise provided with respect to a specific grant, annual equity-based compensation granted to a non-employee member of the Board shall generally vest and become exercisable in athe first anniversary of the grant date, and shall have a term expiring ten years from the date of grant, unless earlier terminated in accordance with MediWound’s equity incentive plan(s).

22.6
All other terms of the equity awards to non-employee Board members shall be determined in accordance with MediWound’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such plans, practices and policies, including by extending the period of time for which an award is to remain exercisable and to make provisions with respect to the acceleration of the vesting period of any awards, including, without limitation, in connection with a corporate transaction involving a “Change of Control”, subject to any additional approval as may be required by the Companies Law.

22.7	In addition, members of MediWound’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

22.8	It is hereby clarified that the compensation (and limitations) stated under this Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

23.
Nothing in this Policy shall be deemed to grant any of MediWound’s Executive Officers, directors, employees, or any third party any right or privilege in connection with their employment or service with the Company, nor deemed to require MediWound to provide any compensation or benefits to any person. Such rights and privileges shall be governed by the respective personal employment agreements or other separate compensation arrangements entered into between MediWound and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits, and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

24.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association. This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers as such may exist prior to the approval of this Compensation Policy, subject to any applicable law.

25.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO alone, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

26.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, MediWound may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of MediWound and none of the provisions thereof are intended to provide any rights or remedies to any person other than MediWound.